FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _____________

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : FR0000120164 ; NYSE : GGY)

With CGG’s HDPIC, geologists and geophysicists
speak a common language!

Paris, October 27th 2003

Today at the SEG 2003 annual meeting in Dallas, CGG launched HDPIC, a new approach to picking seismic velocities that reconciles geologists and geophysicists by delivering geologically meaningful seismic attributes. HDPIC is a new feature of A+ processing, CGG’s fully anistropic seismic data processing service, which exploits the Earth’s anisotropy to deliver a sharper, more focused image of the reservoir.

Guillaume Cambois, CGG’s executive vice president for Data Processing & Reservoir Services, explains: “Geologists and geophysicists have been at odds over seismic velocities for the last forty years. Our HDPIC technology at last offers a way of getting them to agree by delivering attributes that geologists can interpret while flattening the gathers!”

Velocities are critical for both geologists and geophysicists but do not necessarily mean the same thing to each discipline. Until now, anisotropy, which must be handled properly for velocities to become geologically meaningful, has remained unresolved by prestack migration schemes. With CGG’s HDPIC technology, the effects of anisotropy are effectively separated from velocity estimation so that the resulting fields make more geological sense.

The launch of HDPIC further reinforces CGG’s reputation as an innovative technological leader in seismic data processing & reservoir services.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Corporate Communication:	Christophe BARNINI	(33) 1 64 47 38 10
EAME Processing:	Steve PHAREZ	(44) 20 8231 8120
Americas Processing:	John BASTNAGEL	(1) 281 646 2443

Email: invrel@cgg.com	Internet: www.cgg.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: October 28th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE/